SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 14, 2006

                                                            By:  /s/ Andrew M. Archibald__________

                                                                   Andrew M. Archibald, C.A., Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$
Sales	199,980	222,144	216,911	222,688
Cost of sales	169,433	182,534	178,122	176,927
Gross Profit	30,547	39,610	38,789	45,761

Selling, general and administrative expenses	26,259	25,982	28,053	30,083
Stock-based compensation expense	453	590	525	488
Research and development	1,523	1,662	1,680	1,257
Financial expenses	6,762	6,396	6,717	6,655
Manufacturing facility closures, restructuring and other charges	16,037	32,423	17,502	(760)
Impairment of goodwill	120,000	-	-	-
	171,034	67,053	54,477	37,723

Earnings (loss) before income taxes	(140,487)	(27,443)	(15,688)	8,038
Income taxes (recovery)	(17,154)	(9,260)	(5,699)	(1,689)
Net earnings (loss)	(123,333)	(18,183)	(9,989)	9,727

Earnings (loss) per share
Cdn GAAP – Basic – US $	(3.01)	(0.44)	(0.24)	0.24
Cdn GAAP - Diluted – US $	(3.01)	(0.44)	(0.24)	0.24
US GAAP – Basic – US $	(3.01)	(0.44)	(0.24)	0.24
US GAAP – Diluted – US $	(3.01)	(0.44)	(0.24)	0.24

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,057	40,985,440	40,964,630	41,039,278
Cdn GAAP – Diluted	40,986,057	40,985,440	40,964,630	41,157,568
US GAAP – Basic	40,986,057	40,985,440	40,964,630	41,039,278
US GAAP – Diluted	40,986,057	40,985,440	40,964,630	41,157,568

	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
	$	$	$	$
Sales	201,177	190,282	187,697	180,744
Cost of sales	159,449	150,895	148,574	144,689
Gross Profit	41,728	39,387	39,123	36,055

Selling, general and administrative expenses	25,970	24,844	23,917	25,799
Stock-based compensation expense	485	483	455	355
Research and development	1,233	1,224	1,011	997
Financial expenses	5,577	5,918	5,649	4,302
Manufacturing facility closures, restructuring and other charges	385	1,087	719	7,386
Impairment of goodwill	-	-	-	-
	33,650	33,556	31,751	38,839

Earnings (loss) before income taxes	8,078	5,831	7,372	(2,784)
Income taxes (recovery)	1,479	399	1,339	(20,455)
Net earnings (loss)	6,599	5,432	6,033	17,671

Earnings (loss) per share
Cdn GAAP – Basic – US $	0.16	0.13	0.15	0.43
Cdn GAAP – Diluted – US $	0.16	0.13	0.15	0.43
US GAAP – Basic – US $	0.16	0.13	0.15	0.43
US GAAP – Diluted – US $	0.16	0.13	0.15	0.43

Weighted average number of common shares outstanding
Cdn GAAP – Basic	41,205,555	41,214,969	41,237,461	41,273,840
Cdn GAAP – Diluted	41,337,378	41,550,160	41,444,870	41,468,992
US GAAP – Basic	41,205,555	41,214,969	41,237,461	41,273,840
US GAAP – Diluted	41,337,378	41,550,160	41,444,870	41,468,992

November 13, 2006

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months and nine months ended September 30, 2006. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) experienced a 0.6% decrease in sales for the three months ended September 30, 2006 as compared to the corresponding period in 2005.   Sales decreased 10.0% for the three months ended September 30, 2006 compared to the three months ended June 30, 2006. The net loss for the three months ended September 30, 2006 was $3.01 per share, both basic and diluted, as compared to earnings of $0.16 per share, both basic and diluted, for the same period in 2005.

Adjusted net earnings, defined by the Company as earnings excluding manufacturing facility closures, restructuring and other charges and which in this quarter included impairment of goodwill was a net loss of $0.06 per share, both basic and diluted for the third quarter of 2006, as compared to adjusted net earnings of $0.17 per share, both basic and diluted for the same period in 2005.  Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account manufacturing facility closures, restructuring and other charges as well as impairment of goodwill in each period.  Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to GAAP net earnings is included herein.

The third quarter of 2006 adjusted net loss of $0.06 cents per share, both basic and diluted, compares to adjusted net earnings of $0.08 per share in the second quarter of 2006.  Substantially all of the sequential earnings erosion between the two quarters occurred in gross profits as the Company experienced both declining sales volumes and lower gross margins in the third quarter.

In the third quarter of 2006, the Company recorded manufacturing facility closures, restructuring and other charges totaling $16.0 million detailed as follows:

•

In May 2006, the Company announced its intention to close the Brighton, Colorado manufacturing facility by the end of 2006.  As announced, the Company anticipated spending about $13.6 million in cash including $4.5 million in capital expenditures and about $9.1 in estimated facility closing and equipment relocating costs and  the Company anticipated annual savings of approximately $7.3 million.  During the third quarter of 2006, the Company determined that it could accelerate the Brighton facility closure to early November.  Due to productivity improvements at existing facilities, the Company concluded that it did not need to invest in additional capital expenditures and it also did not need to relocate certain manufacturing equipment from Brighton to one of its other manufacturing facilities.  These decisions resulted in the Company being able to reduce the overall cash requirements for the closure from $13.6 million to $5.6 million, an $8.0 million cash savings.  Additionally, the Company now expects the closure to provide $8.9 million in annual savings, an increase of $1.6 million from the previously announced savings.  However, the decision in the third quarter to not relocate certain of the Brighton equipment resulted in an additional non-cash charge of approximately $10.3 million for the quarter.

•

The Company recorded approximately $2.9 million in restructuring charges for the third quarter relating to the restructuring activities previously announced in the second quarter of 2006. Most significantly, the Company recorded approximately $1.8 million in severance expenses and $1.3 million related to the consumer business restructuring.  The balance, a credit of $0.2 million, is the result of revising estimates made in connection with the restructuring charge in the second quarter.

•

The Company recorded a fixed asset impairment charge of $2.8 million for the third quarter relating to equipment located in its manufacturing facilities. Continuing productivity improvements and ongoing revisions to product marketing strategies required the impairment.

The Company expects to incur approximately $4.4 million in severance and restructuring costs between the fourth quarter of 2006 and the first quarter of 2007. The expected savings from these initiatives is approximately $7.4 million annually, principally in selling, general and administrative expenses.  The savings will begin to be realized in the fourth quarter of 2006 and the first quarter of 2007.

Each year-end, as required under GAAP, the Company conducts an annual test of its goodwill for possible impairment.  GAAP also requires that goodwill be tested for possible impairment between annual tests when circumstances suggest that the recoverability of the goodwill may be impaired.  The Company’s financial performance in the third quarter of 2006 necessitated a review for possible impairment of goodwill at September 30, 2006.  As a result of the review, the Company recorded an impairment of goodwill at September 30, 2006 in the amount of $120.0 million. This impairment is related to goodwill that was recorded at the time of various business acquisitions during the period from 1996 through 2000.

On November 8, 2006, the Company announced that it had executed a definitive agreement to amend its credit facilities. The amendments will accommodate the recent changes in the Company’s business results as described herein, including the impairment of its goodwill.  The amendment also permits the Company to exclude from its covenant calculations up to $4.4 million in severance charges to be incurred in the fourth quarter of 2006 and/or the first quarter of 2007, as well as most of the  approximate $1.6 million cost of obtaining the credit facility amendment.  The amendment also relaxes the future interest coverage covenant, leverage ratio covenant and fixed charges covenant for up to two years.

On October 2, 2006, the Company announced that its Board of Directors was initiating a process to explore and evaluate various strategic and financial alternatives available to enhance shareholder value. This process is on-going.

RESULTS OF OPERATIONS

SALES

Sales for the third quarter of 2006 were approximately $200.0 million, a decrease of 0.6% from third quarter 2005 sales of $201.2 million.  Excluding sales attributable to the Flexia operation acquired in October 2005, sales for the third quarter of 2006 declined by 11.7% from the same period in 2005.  The decrease was due to lower sales volume in the third quarter of 2006 of approximately 14.1% compared to the third quarter of 2005. The sales volume decline was offset by slightly higher selling prices in 2006 compared to 2005.

Sales for the first nine months of 2006 were $639.0 million compared to $579.2 million for the same period in 2005, an increase of 10.3%.  The increase was attributable to the sales of the Flexia operation.  Excluding Flexia, sales decreased by 1.5%.  Higher selling prices offset most of a 6.8% sales volume decline for the first nine months of 2006 compared to the sales volumes for the same period in 2005.

The Company’s sales volumes in the third quarter of 2006 decreased by 11.2% compared to the sales volumes in the second quarter of 2006. Selling price increases and a change in product mix in the third quarter of 2006 resulted in a 1.2% improvement in average selling prices for the third quarter as compared to selling prices in the second quarter of 2006.

Three factors account for most of the sales volume declines in the third quarter of 2006 compared to the second quarter of 2006.  The Company’s Engineered Coated Products (“ECP”) product line experienced a 20.6% decline in sales between the second quarter of 2006 and the third quarter of 2006.  This accounted for approximately 42.0% of the total volume decline of the Company.  The ECP product line was adversely impacted by events in two key end-user markets.  Many of the ECP products are used in residential construction.  There was a general slowdown in North American housing construction during the third quarter of 2006.   ECP products also have wide application in agriculture.  The agriculture business in the third quarter was adversely impacted by unfavorable weather patterns.

Approximately 15% of the sales volume decline between the third quarter of 2006 and the second quarter of 2006 related to customer account rationalization, particularly among consumer accounts. The consumer customer accounts were rationalized because the relationships were unprofitable for the Company. Some of the larger rationalized accounts were primarily serviced with resale items that the Company purchased from third parties.

Approximately a third of the sales volume decline in the third quarter of 2006 compared to the second quarter of 2006 was in North American tapes and films.  The decline was primarily in carton sealing tapes and stretch film.  The Company also believes it has lost some market share within tapes and films.  One of the Company’s major accounts began its own customer rationalization and as a consequence, exited several large end-user accounts that the Company supported with product.  Those end-users are now serviced by other distributors who, to date, have chosen different manufacturers to support them with product.

The sales volume decline for the three months ended September 30, 2006 compared to the same period in 2005 was impacted by the same factors as described above, with the customer account rationalization having a larger year over year impact then it did between the second and third quarter of 2006.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2006 totaled $30.5 million at a gross margin of 15.3%, as compared to gross profit of $41.7 million for the third quarter of 2005 at a gross margin of 20.7%. The gross profit and gross margin for the first nine months of 2006 were $108.9 million and 17.0%, respectively, compared to $120.2 million and 20.8%, respectively, for the first nine months of 2005.  The gross profit for the second quarter of 2006 was $39.6 million at a gross margin of 17.8%.

The gross profit decline for the third quarter of 2006 compared to the third quarter of 2005 was due to the sales volume decrease, gross margin compression which began early in 2006 and unabsorbed manufacturing costs.  The gross margin compression began in the first quarter of 2006 when the Company sold products manufactured with high cost resins carried over from the fourth quarter of 2005. In the first quarter of 2006, the Company also lost market share as it held its selling prices firm, even though resin costs were declining, in order to offset the high cost resin used in its manufacturing processes.

Starting late in the first quarter of 2006, the Company began reducing selling prices in both tapes and films and continued to do so in the second quarter.  The Company had to reduce selling prices for resin-based film products several times during the second quarter of 2006 as a result of resin price declines.  The falling selling prices compressed margins and also created a “holding” loss on film inventories on hand at the time of each selling price decrease.  During the second quarter of 2006, the cost of resin-based tapes increased slightly from the first quarter.  Gross margins were compressed by the higher costs and declining selling prices.  The Company had to reduce selling prices to recapture market share lost in the first quarter of 2006.

By the end of the second quarter of 2006, the Company believes it had recaptured much of its lost market share in tapes and film products but at lower than historical margins.  The gross margin for ECP products was also beginning to decline due to softness in the residential housing market.  In the third quarter of 2006, the ECP sales volume declined substantially from the second quarter level, resulting in a significant decline in gross profit.  Tapes and film sales volumes also experienced significant declines in the third quarter of 2006 while margins remained at depressed levels.  In addition to the gross profits lost on the decline in sales, the Company had significant unabsorbed manufacturing costs that depressed gross margins even further.  In order to prevent inventory levels from rising in a declining sales environment, the Company had to reduce its production of products, resulting in unabsorbed fixed manufacturing costs that were expensed instead of being attributed to the cost of inventories.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expense (“SG&A”) was $26.3 million for the third quarter of 2006 (13.1% of sales), compared to $26.0 million for the third quarter of 2005 (12.9% of sales).   The SG&A for the nine months ended September 30, 2006 was $80.3 million (12.6% of sales) compared to $74.7 million (12.9% of sales) for the same period in 2005.

The SG&A of $26.3 million for the third quarter of 2006 represents a slight increase of $0.3 million over the expense level for the second quarter of 2006 after two consecutive quarters of declining SG&A on a sequential basis. Included in the third quarter of 2006 were charges for retention bonuses of approximately $0.5 million which will continue to the end of the second quarter of 2007. Management remains focused on reducing costs, including SG&A, as outlined in the “Overview” section of this MD&A.  To that end, the Company successfully exited its aircraft lease on October 27, 2006.

Third quarter of 2006 SG&A includes expenses attributable to Flexia.  Excluding Flexia SG&A, the third quarter of 2006 SG&A declined by $0.5 million compared to the third quarter in 2005.  Excluding Flexia, SG&A for the first nine months of 2006 totaled $76.8 million, a $1.9 million increase (2.5%) over the first nine months of 2005.  Much of the year over year increase is attributable to the first year cost of complying with Management’s certification of internal controls as required under the Sarbanes-Oxley Act of 2002.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense for the third quarter of 2006 was $0.5 million compared to $0.5 million in the third quarter of 2005.  For the first nine months of 2006, stock-based compensation expense was $1.6 million compared to $1.4 million for the comparable period in 2005.  The increase in the 2006 stock-based compensation expense is attributable to the larger number of stock option grants being expensed in accordance with the fair value method of accounting adopted by the Company in 2003.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including because its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and stock-based compensation expense.

Operating Profit Reconciliation (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Gross Profit	30.5	41.7	108.9	120.2
Less: SG&A Expense	26.3	26.0	80.3	74.7
Less: Stock-based Compensation	0.5	0.5	1.6	1.4
Operating Profit	3.7	15.2	27.0	44.1

Operating profit was $3.7 million for the third quarter of 2006, compared to $15.2 million for the third quarter of 2005. The decrease was primarily attributable to lower gross profits in 2006. Operating profit for the nine months ended September 30, 2006 totaled $27.0 million compared to $44.1 million for the nine months ended September 30, 2005.  The decrease in operating profits for the first nine months of 2006 compared to the first nine months of 2005 is due to the lower gross profits as well as higher SG&A expenses.

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2006 were $6.8 million compared to $5.6 million in the third quarter of 2005, a 21.2% increase. Financial expenses for the first nine months of 2006 were $19.9 million compared to $17.1 million for the same period in 2005, a 15.9% increase.  The increase in year to date financial expenses for 2006, as well as the increase in financial expenses for the third quarter of 2006, is due to higher interest rates in 2006 compared to 2005 and increased borrowings in 2006 under the Company’s revolving credit facility.  The higher borrowings are the result of using the revolving line of credit to partially finance the acquisition of Flexia in the beginning of October 2005.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring and other charges and impairment of goodwill.  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of its performance between periods presented. In addition, the Company’s covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(123.3)	6.6	(151.5)	18.1
Add back (deduct): Financial expenses, net of amortization	6.5	5.3	18.9	16.1
Income taxes (recovery)	(17.2)	1.5	(32.1)	3.2
Depreciation and amortization	9.7	7.5	27.2	23.6
EBITDA	(124.3)	20.9	(137.5)	61.0
Manufacturing facility closures, restructuring and other charges	16.0	0.4	66.0	2.2
Impairment of goodwill	120.0	-	120.0	-
Adjusted EBITDA	11.7	21.3	48.5	63.2

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the nine months ended September 30, 2006, the Company has an estimated effective income tax rate of approximately 17.5% compared to an estimated effective income tax rate of approximately 15.1% for the nine months ended September 30, 2005.

NET EARNINGS

Net loss for the third quarter of 2006 was $123.3 million or $3.01 per share, both basic and diluted, compared to a net earnings of $6.6 million or $0.16 per share, both basic and diluted, for the third quarter of 2005.

Excluding manufacturing facility closure costs, restructuring and other charges and goodwill impairment and related taxes, adjusted net loss for the three months ended September 30, 2006 was $2.5 million or $0.06 per share, both basic and diluted, and adjusted net earnings for the nine months ended September 30, 2006 was $1.6 million or $0.04 per share, both basic and diluted. Excluding manufacturing facility closure costs, restructuring and other charges, adjusted net earnings for the three months ended September 30, 2005 were $6.8 million or $0.17 per share both basic and diluted and $19.4 million for the nine months ended September 30, 2005 or $0.47 per share both basic and diluted. Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures costs each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(123.3)	6.6	(151.5)	18.1
Add back: Manufacturing facility closures, restructuring and other charges (net of tax)	10.5	0.2	42.8	1.3
Impairment of goodwill (net of tax)	110.3	-	110.3	-
Adjusted Net Earnings	(2.5)	6.8	1.6	19.4
Earnings (loss) per share:
Basic – as reported	(3.01)	0.16	(3.70)	0.44
Basic – adjusted	(0.06)	0.17	0.04	0.47
Diluted – as reported	(3.01)	0.16	(3.70)	0.44
Diluted – adjusted	(0.06)	0.17	0.04	0.47

FINANCIAL POSITION

Trade receivables decreased $17.3 million between December 31, 2005 and September 30, 2006. The decrease was primarily due to improved collection efforts and changes in customer account terms.  Other receivables decreased from $17.1 million at December 31, 2005 to $10.2 million at September 30, 2006 mainly due to the collection of the insurance proceeds related to the boiler explosion that occurred in March 2005 at the Columbia, South Carolina manufacturing facility. Inventories decreased by $4.9 million between December 31, 2005 and September 30, 2006. Current liabilities decreased by $9.4 million between December 31, 2005 and September 30, 2006. The decrease is due to a $5.0 million reduction in borrowings under the Company’s revolving credit facilities and decreases in other current liabilities of $4.4 million.

Property, plant and equipment, net of accumulated depreciation and amortization, decreased by $35.5 million in the first nine months of 2006 primarily due to the fixed asset impairments related to the previously announced plant facility closures in Brighton, Colorado and Piedras Negras, Mexico as well as the retirement of production capacity in tape products, principally carton sealing tape.  The Company’s capital expenditures for the first nine months of 2006 totaled $20.7 million compared to $15.9 million for the first nine months of 2005.

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company maintains no off-balance sheet arrangements except for the interest rate swap contracts and letters of credit issued and outstanding that are discussed in the section entitled “Bank Indebtedness and Credit Facilities”. The Company is not a party to any material related party transactions.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $1.0 million for the third quarter of 2006 compared to $15.4 million for the third quarter of 2005. Changes in non-cash working capital items provided $16.7 million in cash flows for the three months ended September 30, 2006 compared to using $5.1 million in cash during the same three month period in 2005.

The decrease in cash flows from operating activities before changes in non-cash working capital items in the third quarter of 2006 compared to the third quarter of 2005 is the result of declining profitability. The improved cash flows from changes in non-cash working capital items in the third quarter of 2006 compared to the third quarter of 2005 was the result of lower trade accounts receivables in the third quarter of 2006, which was partially offset by the decrease in inventories and the decrease in accounts payable and accrued liabilities. The lower trade accounts receivables was due to improved collections of past due accounts and shortening of the payment terms for a substantial portion of the Company’s customers. The inventories increased during the third quarter of 2006 from the second quarter of 2006 due to rising resin prices.  Inventory volumes continued their decline from levels earlier in the year as part of the Company’s ongoing efforts to improve working capital utilization.  The increase in trade accounts receivable in the third quarter of 2005 was the result of a high level of sales in the month of September 2005.  The decrease in inventories in the third quarter of 2005 was due in part to the decrease in pre-bought raw materials.

Cash from operations before changes in non-cash working capital items was $11.3 million for the nine months ended September 30, 2006 and $45.4 million for the nine months ended September 30, 2005.  Changes in non-cash working capital items provided $26.7 million in cash flows for the nine months ended September 30, 2006 compared to using $25.2 million in cash during the same nine month period in 2005. The 2006 improved cash flow arising from changes in non-cash working capital was due to the decrease in trade accounts receivables that occurred in the third quarter of 2006, the collection of the insurance proceeds related to the Columbia explosion and the decline in inventories. In 2005, the change in non-cash working capital items for the nine month period ended September 30 was principally due to an increase in trade receivables and a decrease in accounts payable and accrued liabilities.

Cash flows used in investing activities were $9.8 million in the third quarter of 2006 and $26.2 million for the nine months ended September 30, 2006.  This compares to $8.1 million and $19.0 million, respectively, in cash flows used in investing activities in the third quarter of 2005 and the nine months ended September 30, 2005. The increased cash used for investing activities in the first nine months of 2006 as compared to the first nine months of 2005 is due to the $4.8 million additional investment in capital expenditures and the $4.0 million increase in other assets, mitigated by the proceeds from the sale of previously closed manufacturing facilities.

The Company decreased total indebtedness during the three months ended September 30, 2006 by $0.6 million. The Company increased total indebtedness during the three months ended September 30, 2005 by $22.9 million. The increase in total indebtedness in 2005 was due to the fact that the Company borrowed $23.5 million on the last business day of the quarter in order to finance the acquisition of Flexia that closed on October 5, 2005.  Total indebtedness decreased by $7.1 million during the nine months ended September 30, 2006 due to the improved cash flow generated through reduced working capital. Total indebtedness increased during the nine months ended September 30, 2005 by $26.2 million. The increase in 2005 was due to the $23.5 million borrowed at the end of September 2005 for the acquisition discussed above.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$65.0 million five-year revolving credit facility available in US dollars and a US$10.0 million five-year revolving credit facility available in Canadian dollars. At September 30, 2006, the Company had borrowed $13.4 million under its US$65.0 million revolving credit facility, including $3.4 million in letters of credit. At December 31, 2005, $15.0 million had been borrowed under the revolving credit facilities along with an additional $7.0 million in letters of credit.  Due to certain covenant restrictions as at September 30, 2006, the Company had access to $37.8 million of its $75.0 million revolving credit facilities. When combined with cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $39.9 million at September 30, 2006 compared to $63.1 million at December 31, 2005.

On November 8, 2006, the Company amended its credit facilities, in a manner that will accommodate the recent changes in its business results as described herein, including the impairment of its goodwill.  Further, the amendment relaxes the future interest coverage covenant, leverage ratio covenant and fixed charges covenant for up to two years.  The amendment results in a 50 basis point increase in the loan premium owed under the Company’s term loan B, which had a balance outstanding of $196.0 million at September 30, 2006.  When the Company’s leverage ratio decreases to 4.5 times EBITDA or less, the 50 basis point increase will decline to 25 basis points.

In June 2005, the Company entered into a $50.0 million five year interest-rate swap contract requiring quarterly settlements.  The contract effectively fixed $50.0 million of the Company’s floating rate bank debt at 6.52% (including loan premium at September 30, 2006).  In July 2005, the Company entered into a $25.0 million five year interest-rate swap contract requiring quarterly settlements. The contract effectively fixed an additional $25.0 million of the Company’s floating rate bank debt at 6.54% (including loan premium at September 30, 2006).

CONTRACTUAL OBLIGATIONS

At September 30, 2006, except as set forth in the Bank Indebtedness and Credit Facilities section above, there were no material changes in the contractual obligations set forth in the Company’s 2005 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at September 30, 2006 there were 40,986,940 common shares of the Company outstanding.

During the first nine months of 2006, employees exercised 29,366 stock options with an aggregate exercise price of $136,155. During the first nine months of 2005, employees exercised 15,250 stock options with an aggregate exercise price of $74,836.

In March 2006, the Company announced that it had registered a Normal Course Issuer Bid in Canada, under which the Company is authorized to repurchase for cancellation up to 5.0% of its outstanding common shares.  During the first nine months of 2006, there were no shares purchased for cancellation.

 CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories and income taxes based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2005 can be found in the Company’s 2005 Annual Report and have not materially changed since that date.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements. These statements, which reflect our current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability in foreign markets in which the Company operates or acquires raw materials, and the availability and price of raw materials. See our current AIF and news releases for additional risk factors.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA, and adjusted net earnings. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Nine Months
	2006	2005	2006	2005
	$	$	$	$

Sales	199,980	201,177	639,035	579,156
Cost of sales	169,433	159,449	530,089	458,918
Gross profit	30,547	41,728	108,946	120,238

Selling, general and administrative expenses	26,259	25,970	80,294	74,731
Stock-based compensation expense	453	485	1,568	1,423
Research and development	1,523	1,233	4,865	3,468
Financial expenses	6,762	5,577	19,875	17,144
Manufacturing facility closures, restructuring and other charges (Note 6)	16,037	385	65,962	2,191
Impairment of goodwill (Note 8)	120,000	-	120,000	-
	171,034	33,650	292,564	98,957
Earnings (loss) before income taxes	(140,487)	8,078	(183,618)	21,281
Income taxes (recovery)	(17,154)	1,479	(32,113)	3,217
Net earnings (loss)	(123,333)	6,599	(151,505)	18,064

Earnings (loss) per share (Note 2)
Basic	(3.01)	0.16	(3.70)	0.44

Diluted	(3.01)	0.16	(3.70)	0.44

Consolidated Retained Earnings (Deficit)

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2006	2005	2006	2005
	$	$	$	$
Balance, beginning of period	78,989	91,063	107,161	79,609
Net earnings (loss)	(123,333)	6,599	(151,505)	18,064
	(44,344)	97,662	(44,344)	97,673
Premium on purchase for cancellation of common shares	-	5	-	16
Balance, end of period	(44,344)	97,657	(44,344)	97,657

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	15,517	10,134
Trade receivables, net of allowance for doubtful accounts of $6,796 ($7,574 in December 2005)	107,056	124,440
Other assets and receivables	10,177	17,125
Inventories	100,685	105,565
Parts and supplies	12,253	14,836
Prepaid expenses	4,897	8,406
Future income taxes	16,142	16,142
	266,727	296,648
Property, plant and equipment	327,311	362,827
Other assets	23,197	21,071
Future income taxes	59,061	24,014
Goodwill	66,747	184,756
	743,043	889,316
LIABILITIES
Current liabilities
Bank indebtedness	10,000	15,000
Accounts payable and accrued liabilities	99,268	104,256
Installments on long-term debt	3,360	2,784
	112,628	122,040
Long-term debt	327,106	328,113
Pension and post-retirement benefits	7,582	4,313
Other liabilities	435	435
	447,751	454,901
SHAREHOLDERS’ EQUITY
Capital stock	287,323	287,187
Contributed surplus	9,332	6,237
Retained earnings (deficit)	(44,344)	107,161
Accumulated currency translation adjustments	42,981	33,830
	295,292	434,415
	743,043	889,316

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine Months
	2006	2005	2006	2005
OPERATING ACTIVITIES	$	$	$	$
Net earnings (loss)	(123,333)	6,599	(151,505)	18,064
Non-cash items
Depreciation and amortization	9,716	7,496	27,199	23,638
Impairment of goodwill	120,000	-	120,000	-
Loss on disposal of property, plant and equipment	771	-	936	-
Other non-cash charges in connection with facility closures, restructuring and other charges	12,348	73	48,012	200
Future income taxes	(17,833)	1,020	(33,303)	2,392
Stock-based compensation expense	453	485	1,568	1,423
Pension and post-retirement benefits funding in excess of amounts expensed	(1,098)	(240)	(1,572)	(360)
Cash flows from operations before changes in non-cash working capital items	1,024	15,433	11,335	45,357
Changes in non-cash working capital items
Trade receivables	19,144	(11,524)	18,548	(20,624)
Other assets and receivables	1,564	1,274	7,028	3,291
Inventories	(1,897)	8,544	3,623	(991)
Parts and supplies	(227)	(190)	(674)	(599)
Prepaid expenses	466	2,236	3,554	2,368
Accounts payable and accrued liabilities	(2,327)	(5,400)	(5,371)	(8,685)
	16,723	(5,060)	26,708	(25,240)
Cash flows from operating activities	17,747	10,373	38,043	20,117
INVESTING ACTIVITIES
Temporary investment	-	489	-	489
Property, plant and equipment	(6,727)	(6,887)	(20,738)	(15,945)
Proceeds on sale of property, plant and equipment	477	-	2,563	-
Other assets	(3,504)	(1,681)	(7,517)	(3,282)
Goodwill	(15)	-	(469)	(300)
Cash flows from investing activities	(9,769)	(8,079)	(26,161)	(19,038)
FINANCING ACTIVITIES
Net change in bank indebtedness	-	23,529	(5,000)	28,529
Repayment of long-term debt	(556)	(661)	(2,095)	(2,364)
Issue of common shares	6	4	136	75
Common shares purchased for cancellation	-	-	-	(340)
Cash flows from financing activities	(550)	22,872	(6,959)	25,900
Net increase in cash position	7,428	25,166	4,923	26,979
Effect of currency translation adjustments	70	346	460	(102)
Cash and cash equivalents, beginning of period	8,019	23,247	10,134	21,882
Cash and cash equivalents, end of period	15,517	48,759	15,517	48,759

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at September 30, 2006 as well as its results of operations and its cash flows for the three and nine months ended September 30, 2006 and 2005.  Certain amounts have been reclassified from prior year to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2005 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.
Earnings per Share

The following table provides a reconciliation between basic and diluted earnings (loss) per share:

In thousands of US dollars (Except per share amounts)
	Three months		Nine Months
Periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(123,333)	6,599	(151,505)	18,064
Weighted average number of common shares outstanding (000’s)	40,986	41,206	40,979	41,219
Effect of dilutive stock options (000’s) (a)		131		143
Weighted average number of diluted common shares outstanding (000’s)	40,986	41,337	40,979	41,362
Basic earnings (loss) per share	(3.01)	0.16	(3.70)	0.44
Diluted earnings (loss) per share	(3.01)	0.16	(3.70)	0.44

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options.

NOTE 3.
Accounting for Compensation Programs

As at September 30, 2006, the Company had a stock-based compensation plan, which is described in the Company’s 2005 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) per share as if the fair value based method of accounting had been applied.

Accordingly, the Company’s net earnings (loss) and basic and diluted earnings (loss) per share for the periods ended September 30, 2006 and 2005 would have been decreased (increased) to the pro forma amounts indicated in the following table:

In thousands of US dollars (Except per share amounts)
	Three months		Nine months
Periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss) – as reported	(123,333)	6,599	(151,505)	18,064
Add: Stock-based employee compensation expense included in reported net earnings (loss) (a)	453	485	3,094	1,423
Deduct: Total stock-based employee compensation expense determined under fair value based method	(469)	(702)	(3,332)	(1,961)
Pro forma net earnings (loss)	(123,349)	6,382	(151,743)	17,526
Earnings (loss) per share:
Basic – as reported	(3.01)	0.16	(3.70)	0.44
Basic – pro forma	(3.01)	0.15	(3.70)	0.43
Diluted – as reported	(3.01)	0.16	(3.70)	0.44
Diluted – pro forma	(3.01)	0.15	(3.70)	0.42

(a)

Includes $1.5 million for the nine months ended September 30, 2006, included on the Consolidated Statement of Earnings in other charges.

NOTE 4.
Pension and Post-Retirement Benefit Plans

In thousands of US dollars
	Three months		Nine months
Periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	551	519	2,013	1,468

NOTE 5.
Information Included in the Interim Consolidated Statements of Earnings

In thousands of US Dollars
	Three months		Nine months
Periods ended September 30,	2006	2005	2006	2005
	$	$	$	$
Financial expenses
Interest on long-term debt	6,625	5,365	19,275	15,940
Interest on credit facilities	108	306	704	644
Other	338	281	710	1,235
Interest capitalized to property, plant & equipment	(309)	(375)	(814)	(675)
	6,762	5,577	19,875	17,144
Depreciation of property, plant and equipment	9,316	7,162	26,079	22,612
Amortization of other deferred charges	60		100	5
Amortization of debt issue expenses included in financial expenses above	340	334	1,020	1,021
Foreign exchange (gain) loss	(11)	25	(396)	(292)

Investment tax credits recorded as a reduction of research and development expenses	22	62

NOTE 6.
Manufacturing Facility Closures, Restructuring and Other Charges

The Company incurred manufacturing facility closures, restructuring and other charges of $16.0 million and $66.0 million for the three months and nine months ended September 30, 2006, respectively.  The non-cash portions of the total costs totaled $13.2 million and $45.7 million for the three months and nine months ended September 20, 2006.

The Company incurred manufacturing facility closures costs associated with the previously announced closures of the Piedras Negras, Mexico and Brighton, Colorado facilities totaling $10.4 million and $29.6 million during the three months and nine months ended September 30, 2006, respectively. The non-cash portions of these costs were $10.3 million and $27.8 million during the three months and nine months ended September 30, 2006, respectively.  Approximately $10.3 million of the $10.4 million in facility closures costs recorded in the third quarter of 2006 is the estimated write off value for equipment and inventory of the Brighton facility, which closed in early November 2006.  Approximately $1.4 million of cash charges were for severance costs for the nine months ended September 30, 2006.   Other cash charges for these facility closures included approximately $0.1 million and $0.3 million for the three months and nine months ended September 30, 2006, respectively, for equipment relocation and other miscellaneous charges.

As announced on May 1, 2006, Melbourne F. Yull, founder, CEO and Chairman of the Board of Directors of the Company retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded charges of $0.4 million and $9.8 million for the three months and nine months ended September 30, 2006, respectively.  These include approximately $5.5 million in cash consideration, $1.5 million in stock-based compensation expense, $2.4 million relating to the recognition of the balance of Mr. Yull’s deferred compensation arrangement and $0.5 million relating to miscellaneous retirement expenses.

On May 24, 2006 the Company announced that it had deferred a decision to sell a portion of its combined coated products operation and flexible intermediate bulk container business through an initial public offering using a Canadian income trust. Accordingly, the Company has recorded a charge of $3.9 million for the nine months ended September 30, 2006 representing the write-off of the fees and expenses incurred in connection with the now deferred sale. Such fees and expenses were previously recorded in other assets on the Company’s balance sheet and are as such considered to be non-cash charges.

In June 2006, the Company announced several restructuring initiatives along with other charges estimated to total $17.6 million. Through the nine months ended September 30, 2006, the actual costs incurred were as follows:

•

The Company has made staffing reductions and exited an aircraft operating lease. Total expenses of $2.1 million and $7.6 million were recorded in the three months and nine months ended September 30, 2006, respectively, as restructuring and other charges relating to the staffing reductions and the termination of the aircraft lease. The lease termination was completed on October 27, 2006. Additional reductions have been announced for the fourth quarter of 2006 and the first quarter of 2007.

•

In an effort to improve customer service levels and reduce related service costs, the Company changed the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and accordingly, closed its repackaging facility in Gretna, Virginia.  Charges of $1.3 million and $3.1 million were recording in the three months and nine months ended September 30, 2006, respectively, and are reflected in the restructuring and other charges.  The non-cash portions of these totaled $1.0 million and $2.8 million for the three months and nine months ended September 30, 2006, respectively.

•

For the nine months ended September 30, 2006 the Company recorded charges of $4.9 million related to the write-off of certain manufacturing equipment in connection with the retirement of redundant capacity primarily related to the production of carton sealing tape.  The excess capacity resulted from improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy.

•

In June and July 2006, the Company successfully sold two previously closed facilities in Edmunston, New Brunswick and Green Bay, Wisconsin.  The Company realized total net cash proceeds of approximately

$2.6 million and recorded a loss of approximately $0.9 million which is included in the restructuring and other charges for the nine months ended September 30, 2006.

•

The Company has also recorded an amount of $1.5 million during the nine months ended September 30, 2006 in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004.  The Company had originally estimated that the cost of environmental remediation at the facility would be approximately $0.5 million.  When remediation activities commenced in April 2006, the Company was notified that excavation had uncovered additional soil contamination requiring remediation in excess of the original estimate.

On June 30, 2006, the Company amended its credit facilities to accommodate many of the restructuring and one-time charges discussed above. The fee paid to the Company’s lenders of approximately $0.4 million for the nine months ended September 30, 2006 has been included in the other charges. The Company also reassessed the recoverability of certain legal costs incurred in defense of a lawsuit alleging trademark infringement and has concluded that not all of the costs remain recoverable. Accordingly, the Company included the write-off of approximately $1.9 million for the nine months ended September 30, 2006 in legal costs related to this ongoing litigation in other charges.

Included in the restructuring and other charges for the third quarter is an additional item not included in estimates previously announced.  The Company incurred a fixed asset impairment charge of $2.8 million related to equipment located in existing manufacturing facilities.

NOTE 7.
Capital Stock

During the three months ended September 30, 2006, 1,500 shares with an aggregate exercise price of $5,850 were issued to employees who exercised stock options.

During the three months ended June 30, 2006, there were no stock options exercised.

During the three months ended March 31, 2006, 27,866 shares with an aggregate exercise price of $130,305 were issued to employees who exercised stock options.

The Company’s shares outstanding as at September 30, 2006, December 31, 2005 and September 30, 2005 were 40,986,940, 40,957,574 and 41,205,911 respectively.

Weighted average number of common shares outstanding:

	Three months		Nine months
For the periods ended September 30,	2006	2005	2006	2005
CDN GAAP – Basic	40,986,057	41,205,555	40,978,709	41,219,329
CDN GAAP – Diluted	40,986,057	41,337,378	40,978,709	41,362,491
U.S. GAAP – Basic	40,986,057	41,205,555	40,978,709	41,219,329
U.S. GAAP – Diluted	40,986,057	41,337,378	40,978,709	41,362,491

The Company did not declare or pay dividends during the nine months ended September 30, 2006 or the nine months ended September 30, 2005.

NOTE 8.
Impairment of Goodwill

In accordance with the specific requirements of CICA, section 3062, Goodwill and Other Intangible assets, the Company performed an impairment test as at September 30, 2006.  Also in accordance with the specific requirements of the section, the Company determined that it had one reporting unit.   The Company calculated the fair value of this reporting unit as in the past, using the discounted cash flows method. This resulted in a charge to operating expenses of $120.0 million.  This impairment relates to the prior acquisition activity of Intertape Polymer Group during the period from 1996 through 2000 in light of current economic and market conditions.

The carrying amount of goodwill as at September 30, 2006 is details as follows:

$

Balance as at December 31, 2005	184,756
Goodwill acquired during year	170
Contingent consideration	298
Foreign exchange impact	1,523
Impairment of goodwill	(120,000)
Net balance as at September 30, 2006	66,747

NOTE 9.
Subsequent Event

On November 8, 2006, the Company executed a definitive agreement to amend its credit facilities. The amendments accommodate the restructuring and other charges accounted in the three months ended September 30, 2006 and described in Note 6 in the Consolidated Financial Statements and recent changes in the Company’s business results as described herein, including the impairment of its goodwill.  The amendment also permits the Company to exclude from its covenant calculations up to $4.4 million in severance charges to be incurred in the fourth quarter of 2006 and/or the first quarter of 2007, as well as most of the approximate $1.6 million cost of obtaining the credit facility amendment.  The amendment also relaxes the future interest coverage covenant, leverage ratio covenant and fixed charges covenant for up to two years.

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